July 2, 2019

Ardell Mees
Chief Executive Officer
ADM Endeavors, Inc.
2021 N 3rd St
Bismarck, ND 58501

       Re: ADM Endeavors, Inc.
           Registration Statement on Form 10-12G
           Filed April 30, 2019
           File No. 000-56-047

Dear Mr. Mees:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A Filed June 21, 2019

Critical Accounting Policies and Estimates
Derivative Instruments, page 9

1. We have read your response to prior comment 6. Please further expand your disclosure to include the maturity date of the liability and the interest rate on the loan.
Financial Statements, page F-1

2. Please update your financial statements for the interim period ended March 31, 2019 in accordance with Rule 8-08 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ardell Mees
ADM Endeavors, Inc.
July 2, 2019
Page 2

       You may contact Tracie Mariner at 202-551-3744 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at 202-551-3464 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameArdell Mees
                                                          Division of
Corporation Finance
Comapany NameADM Endeavors, Inc.
                                                          Office of
Manufacturing and
July 2, 2019 Page 2                                       Construction
FirstName LastName